Exhibit 99.1

AMTD Digital Inc.’s First Half 2023 Financials Achieved over 130% Increase in Net Profit

NEW YORK, SINGAPORE, HONG KONG, February 22, 2023

AMTD Digital Inc. (“AMTD Digital” or the “Company”) (NYSE: HKD), a NYSE-listed company and a subsidiary of AMTD IDEA Group (“AMTD IDEA”) (NYSE: AMTD; SGX: HKB), today announced its unaudited financial results for the six months ended October 31, 2022. AMTD IDEA is a subsidiary of AMTD Group Inc. (“AMTD Group”) and AMTD Group is a Hong Kong-headquartered conglomerate focusing on the “IDEA” strategy to develop the four pillars of core businesses, namely international connectors and business services, digital solutions, education and training, and premium assets and hospitality.

Highlights of Interim Financial Results and Key Changes for the Six Months Ended October 31, 2022

•

Profit and total comprehensive income for the six months ended October 31, 2022, increased by 131.8% and 134.8%, respectively, as compared to the same period in prior year to HK$83.7 million (US$10.7 million equivalent) and HK$83.3 million (US$10.6 million equivalent), respectively.

•

The Company successfully expanded its digital media, content and marketing business. To date, AMTD Digital Media and Entertainment Group, being AMTD Digital’s media, cultural and entertainment arm, and including therein AMTD Digital Media Limited, has become one of the major operating subsidiaries under AMTD Digital, and boasts enormous credentials and experience to produce, promote and distribute quality, entertaining and cultural movies, contents, images and outputs to the public.

•	Developments subsequent to October 31, 2022:

1.

Previously announced transaction of injecting AMTD Assets Group (“AMTD Assets”) into AMTD Digital has been closed successfully in February 2023. AMTD Assets represents the letter “A” of AMTD Group’s “IDEA” strategy, and holds a global portfolio of premium whole building properties, with a fair market value of approximately US$500 million. Following the completion of the transaction, AMTD Digital owns 100% of the equity interest in AMTD Assets.

2.

AMTD Digital is strong in its cash and cash equivalent position. As of October 31, 2022, the Company had a cash and cash equivalent balance of US$138.7 million. In addition, the Company was granted a clean facility line amounting to US$15 million from an international financial institution in February 2023.

Statement from the Board Members and Senior Management:

Dr. Timothy Tong, chairman of the board of directors and independent director of AMTD Digital, commented, “The six-month period that ended on October 31, 2022 was filled with challenges arising from the COVID pandemic and geopolitical tensions around the world. Despite having to face such strong head-wind that was not conducive to business growth, AMTD Digital achieved a nearly 132% net profit growth as compared to the same period a year earlier and was successfully listed on the New York Stock Exchange on July 15, 2022. Further, the management of AMTD Digital has positioned the company for further business growth through strategic investments into the digital entertainment and life style sectors, combining multi-media channels, intellectual properties and digital tools to provide VIP services to customers. I thank the management for working so diligently and am cautiously optimistic about the future prospect for strong performance by the company.”

Dr. Feridun Hamdullahpur, chairman of AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and an independent director of AMTD Digital, commented, “I am pleased to see very strong performance by AMTD Digital delivering solid results for the six months ended October 31, 2022. AMTD Digital has shown resilience, perseverance, and a great deal of creativity moving the company solidly and confidently forward through global turbulent waters. I congratulate the leadership team for their dedication, commitment and hard work.”

Mr. Mark Lo, CEO and director of AMTD Digital, commented, “For most part of 2022 our markets continued to be affected by the ongoing COVID pandemic and travel restrictions, geopolitical tensions and rising U.S. interest rates environment. However, we are delighted to report that our business growth remained solid, with interim results demonstrating an over 130% net profit growth against a challenging macro backdrop. Our company also achieved a significant milestone in July 2022 which was the successful listing on the New York Stock Exchange amid an overall challenging environment in the capital markets. Post IPO we continued to demonstrate our ambition and commitment to expansion, with recent developments to strengthen our presence into the digital media and entertainment segment, including various film productions. Lastly, I would like to thank the board for its support and guidance and also the strong commitment from the management team. I would also like to take this opportunity to express my gratitude to our shareholders, business partners and clients for their support and business opportunities.”

Interim Financial Results for the Six Months Ended October 31, 2022

Revenue

Our revenue from contracts with customers increased from HK$101.4 million for the six months ended October 31, 2021 to HK$109.3 million (US$13.9 million) for the six months ended October 31, 2022, primarily due to the expansion of the following businesses.

•

Digital financial services. Our commission income from the digital financial services segment increased from HK$3.7 million for the six months ended October 31, 2021 to HK$4.6 million (US$0.6 million) for the six months ended October 31, 2022.

•

Digital solutions. Our fee income from the digital solutions segment increased from HK$97.5 million for the six months ended October 31, 2021 to HK$100.7 million (US$12.8 million) for the six months ended October 31, 2022.

•

Corporate. Our digital media, content, and marketing services income from corporate segment increased from HK$0.2 million for the six months ended October 31, 2021 to HK$4.0 million (US$0.5 million) for the six months ended October 31, 2022.

Employee benefits expense

Our employee benefits expense decreased by 13.5% from HK$34.1 million for the six months ended October 31, 2021 to HK$29.5 million (US$3.7 million) for the six months ended October 31, 2022, primarily due to the decrease in share-based payment expense.

Advertising and promotion expense

Our advertising and promotion expense decreased by 19.4% from HK$3.1 million for the six months ended October 31, 2021 to HK$2.5 million (US$0.3 million) for the six months ended October 31, 2022 mainly due to a decrease in third-party media sponsorship during the six months ended October 31, 2022 as we successfully developed and evolved into a global media company.

Premises and office expenses

Our premises and office expenses increased by 8.6% from HK$3.5 million for the six months ended October 31, 2021 to HK3.8 million (US$0.5 million) for the six months ended October 31, 2022 mainly due to our business expansion in the six months ended October 31, 2022.

Legal and professional fee

Our legal and professional fee decreased by 5.1% from HK$9.9 million for the six months ended October 31, 2021 to HK$9.4 million (US$1.2 million) for the six months ended October 31, 2022 mainly due to decrease in legal and professional fee as our listing was completed in July 2022.

Depreciation and amortization

Our depreciation and amortization expenses remained steadily at HK$3.3 million (US$0.4 million) for the six months ended October 31, 2022.

Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)

Our changes in fair value on financial assets measured at FVTPL was HK$0.3 million in the six months ended October 31, 2021, compared to HK$2.7 million (US$0.3 million) in the six months ended October 31, 2022, primarily due to the unrealized gain from certain investments in the six months ended October 31, 2022.

Interest income from notes receivable

Our interest income from notes receivable of HK$24.2 million (US$3.1 million) was recorded for the six months ended October 31, 2022 due to the new notes issued by counter-parties in arm’s length transactions after October 31, 2021.

Income tax expense

We incurred income tax expense of HK$11.4 million and HK$13.6 million (US$1.7 million) for the six months ended October 31, 2021 and 2022, respectively. The increase in our income tax expense was attributable to an increase in assessable profits in the six months ended October 31, 2022.

Profit for the period

As a result of the foregoing, our profit increased from HK$36.1 million for the six months ended October 31, 2021 to HK$83.7 million (US$10.7 million) for the six months ended October 31, 2022.

Exchange rate

The Company’s business is mainly conducted in Hong Kong and most of its revenues generated are denominated in Hong Kong dollars. This announcement contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars are made at a rate of HK$7.8498 to US$1.00, the exchange rate in effect as of October 31, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate on October 31, 2022, or at any other rate.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform in Asia. Its one-stop digital solutions platform operates four main business lines including digital financial services, digital solutions, digital media, content and marketing, as well as digital investments. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital Inc.’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021 AND 2022

	For the Six Months Ended October 31,
	2021	2022
	HK$	HK$	US$
	(in thousands, except for percentages and per share data)
Revenue from contracts with customers	101,357	109,254	13,918
Employee benefits expense	(34,078)	(29,525)	(3,761)
Advertising and promotion expense	(3,118)	(2,494)	(318)
Premises and office expenses	(3,518)	(3,783)	(482)
Legal and professional fee	(9,911)	(9,412)	(1,199)
Depreciation and amortization	(3,293)	(3,304)	(421)
Other expenses	(888)	(3,910)	(498)
Changes in fair value on financial assets measured at FVTPL	301	2,756	351
Interest income from notes receivable	—	24,245	3,089
Other income	511	13,840	1,763
Other gains and losses, net	196	(332)	(42)

Profit before tax	47,559	97,335	12,400
Income tax expense	(11,427)	(13,588)	(1,731)

Profit for the period	36,132	83,747	10,669

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(643)	(425)	(54)

Other comprehensive expense for the period	(643)	(425)	(54)

Total comprehensive income for the period	35,489	83,322	10,615

Profit (loss) for the period attributable to:
- Owners of the Company	40,890	87,019	11,086
- Non-controlling interests	(4,758)	(3,272)	(417)

	36,132	83,747	10,669

Total comprehensive income (expense) for the period attributable to:
- Owners of the Company	40,562	86,867	11,067
- Non-controlling interests	(5,073)	(3,545)	(452)

	35,489	83,322	10,615

Earnings per share
- Basic (HK$)	0.61	1.21	0.15

- Diluted (HK$)	0.60	1.21	0.15

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT APRIL 30, 2022 AND OCTOBER 31, 2022

	As of April 30,	As of October 31,
	2022	2022
	HK$	HK$	US$
	(in thousands)
ASSETS
Non-current assets
Goodwill	58,675	58,675	7,475
Property, plant and equipment	126	102	12
Intangible assets	36,418	33,123	4,220
Financial assets at FVTPL	150,134	190,367	24,251

Total non-current assets	245,353	282,267	35,958

Current assets
Accounts receivable	39,545	75,692	9,643
Prepayments and other receivables	289,910	12,172	1,551
Amount due from AMTD Group	2,522,653	2,812,620	358,305
Fiduciary bank balances	11,669	12,088	1,540
Cash and cash equivalents	112,516	1,089,132	138,746

Total current assets	2,976,293	4,001,704	509,785

Total assets	3,221,646	4,283,971	545,743

EQUITY AND LIABILITIES
Current liabilities
Clients’ monies held on trust	6,650	6,870	875
Accounts payable	80	90	11
Other payables and accruals	27,043	38,421	4,895
Contract liabilities	41,523	19,682	2,507
Income tax payable	31,810	13,757	1,753

Total current liabilities	107,106	78,820	10,041

Non-current liabilities
Contract liabilities	5,317	1,111	142
Deferred tax liability	5,771	5,221	665

Total non-current liabilities	11,088	6,332	807

Total liabilities	118,194	85,152	10,848

Capital and reserves
Share capital	52	59	8
Reserves	3,083,933	4,182,838	532,859
Non-controlling interests	19,467	15,922	2,028

Total equity	3,103,452	4,198,819	534,895

Total equity and liabilities	3,221,646	4,283,971	545,743